Exhibit 99.4

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC NOTES: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions. 2. In accordance with the terms of the Deposit Agreement, the Company has informed the Depositary that it does not wish to receive a discretionary proxy for any matter to be voted at the meeting if no instructions are received. LuxExperience B.V. (formerly known as MYT Netherlands Parent B.V.) Instructions to The Bank of New York Mellon, as Depositary (Must be received by 12:00 PM (New York Time) on December 11, 2025) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of LuxExperience B.V. (formerly known as MYT Netherlands Parent B.V.) (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted the number of shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business November 4, 2025, at the Annual General Meeting of the Company to be held on December 17, 2025, in respect of the resolutions specified on the reverse side. Additional information is available at: https://investors.mytheresa.com/governance/Extraordinary-General-Meeting/default.aspx PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE LuxExperience B.V. (formerly known as MYT Netherlands Parent B.V.) Annual General Meeting of Shareholders For Shareholders of record as of November 4, 2025 Wednesday, December 17, 2025 5:00 PM, Local Time The offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany BNY: PO BOX 505006, Louisville, KY 40233-5006 Internet: www.proxypush.com/LUXE • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Phone: 1-844-992-2974 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid YOUR VOTE IS IMPORTANT! envelope provided PLEASE VOTE BY: 12:00 PM, New York Time, December 11, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

LuxExperience B.V. ***(formerly known as MYT Netherlands Parent B.V.)***
Annual General Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL		YOUR VOTE		
1.	**Opening**			
2.	**Dutch statutory annual report for the financial year that ended on 30 June 2025 (FY 2025)**			
3.	**Explanation of the dividend policy**			
		FOR	AGAINST	ABSTAIN
4.	**Proposal to adopt the Dutch statutory accounts for FY 2025***	☐	☐	☐
5.	**Discharge**			
a.	Proposal to discharge the members of the management board of the Company (the **Management Board**) from liability for their duties performed during FY 2025*	☐	☐	☐
b.	Proposal to discharge the members of the supervisory board of the Company (the **Supervisory Board**) from liability for their duties performed during FY 2025*	☐	☐	☐
6.	**Composition of the Supervisory Board:**			
6.1	**Proposal to appoint Mr Ernst Teunissen as member of the Supervisory Board***	☐	☐	☐
6.2	**Proposal for remuneration for Mr. Ernst Teunissen as member of the Supervisory Board***	☐	☐	☐
7.	**Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2028***	☐	☐	☐
8.	**Proposal to adopt the amended and restated remuneration policy of the Company***	☐	☐	☐
9.	**Closing**			

Agenda items marked with an asterisk (*) are voting items.

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____________ Date

Signature (if held jointly) ____________ Date